UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2006

001-31609

(Commission File Number)

Telkom SA Limited

(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On October 13, 2006 Telkom SA Limited ("Telkom") issued an announcement stating that the annual financial statements of Telkom for the year ended March 31, 2006 have been dispatched to shareholders and contain no modifications from the audited preliminary results which were published on June 5, 2006. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 26, 2006, Telkom announced the resignation of Ms Nomazizi Mtshotshisa as chairman and non-executive director of the Telkom board, with effect from October 31, 2006. Telkom further announced the appointment, with effect from November 1, 2006, of Ms Shirley Lue Arnold as chairman and non-executive director of Telkom. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On November 13, 2006, Telkom announced its group interim results for the six months ended September 30, 2006 to the JSE Securities Exchange, South Africa. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The announcement contains forward-looking statements and include cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On November 13, 2006, Telkom presented its annual results for the six months ended September 30, 2006. A copy of the presentation is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The presentation of the interim results contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On November 13, 2006, Vodacom Group (Proprietary Limited) ("Vodacom") (unlisted), in which Telkom has a 50% holding, announced its interim results for the six months ended September 30, 2006. A copy of the announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On November 13, 2006, Vodacom presented its interim results for the six months ended September 30, 2006. A copy of the presentation is attached hereto as Exhibit 99.6 and is incorporated herein by reference. The presentation of the interim results contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On November 23, 2006, Telkom issued an announcement stating that on November 22, 2006 the supreme Court of Appeal upheld the appeal by Telcordia against a judgment handed down by the High Court in South Africa in favor of Telkom in November 2003. A copy of the announcement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African and other countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication – Related Information Act; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

Exhibit	Description

99.1	Announcement, dated October 13, 2006, issued by Telkom SA Limited (“Telkom”), regarding the posting of its annual financial statements and no change statement.

99.2

Announcement, dated October 26, 2006, issued by Telkom announcing the resignation of Ms Nomazizi Mtshotshisa as chairman and non-executive director of the Telkom board, with effect from October 31, 2006, and the appointment, with effect from November 1, 2006, of Ms Shirley Lue Arnold as chairman and non-executive director of Telkom.

99.3	Announcement, issued by Telkom on November 13, 2006, of its group interim results for the six months ended September 30, 2006.

99.4	Presentation made by Telkom on November 13, 2006, of its interim results for the six months ended September 30, 2006.

99.5	Announcement, issued by Vodacom Group (Proprietary Limited) ("Vodacom") (unlisted) on November 13, 2006, of its group interim results for the six months ended September 30, 2006.

99.6	Presentation, made by Vodacom on November 13, 2006, of its interim results for the six months ended September 30, 2006.

99.7

Announcement, dated November 23, 2006, issued by Telkom stating that on November 22, 2006 the supreme Court of Appeal upheld the appeal by Telcordia against a judgment handed down by the High Court in South Africa in favor of Telkom in November 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Kaushik Patel

Name:	Kaushik Patel
Title:	Chief Financial Officer

Date:	December 1, 2006